Notice of Exempt Solicitation

Name of Registrant: Alphabet, Inc.

Name of Person Relying on Exemption: Shareholder Association for Research and Education (SHARE)

Address of Person Relying on Exemption: Unit 401, 401 Richmond Street West, Toronto, ON M5V 3A8, Canada

Date: April 30, 2025

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

Stockholder Proposal Number 12 Regarding Human Rights Impact Assessment of Targeted Ad Policies

We, the Proponents, urge stockholders to vote FOR Proposal Number 12 Stockholder Proposal regarding a Human Rights Impact Assessment of Targeted Ad Policies (the “Proposal”) – at the Alphabet, Inc. (“Alphabet”, “Google” or the “Company”) Annual Meeting of Stockholders on June 6, 2025.

The Proposal asks Alphabet’s Board of Directors to:

Publish an independent third-party Human Rights Impact Assessment, examining the actual and potential human rights impacts of Google’s artificial intelligence-driven targeted advertising policies and practices. This Assessment should be conducted at a reasonable cost; omit proprietary and confidential information, as well as information relevant to litigation or enforcement actions; and be published on the company’s website by June 1, 2026.

Summary

We are refiling this Proposal because we continue to be concerned that Alphabet has not demonstrated a sufficiently robust and transparent due diligence system to identify, address, and prevent the adverse human rights impacts stemming from its AI-driven targeted advertising technology. Alphabet’s human rights governance and management structure appears to be insufficient given past and ongoing litigation against the Company for its targeted advertising practices.

As part of Google’s AI Principles, the Company has committed to not design or deploy AI technologies “whose purpose contravenes widely accepted principles of international law and human rights.”1 Google has also “committed to respecting the rights enshrined in the Universal Declaration of Human Rights and its implementing treaties, as well as upholding the standards established in the United Nations Guiding Principles on Business and Human Rights (“UNGPs”) and in the Global Network Initiative Principles (“GNI Principles”).”2 Alphabet, however, has not demonstrated how it ensures alignment with its stated human rights commitments – and shareholders need reassurance that the Company is living up to such commitments. A third-party HRIA is aligned with the same international human rights standards and norms Alphabet strives to uphold, therefore, conducting a HRIA would be wholly in line with Alphabet’s existing human rights commitments.

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1 “AI at Google: our principles,” Alphabet Inc., Jun 07, 2018, https://blog.google/technology/ai/ai-principles/.

2 “Human Rights,” Alphabet Inc., https://about.google/company-info/human-rights/.

As Alphabet continues expanding its investment in AI across the entire company, including in generative AI and continuing AI capabilities into its products and services,3 shareholders request Alphabet to conduct the requested HRIA to ensure that its ongoing due diligence efforts related to its AI-driven targeted advertising policies and practices sufficiently identify, address, and mitigate human rights risks. Enhanced due diligence efforts will support the Company in (1) meeting regulatory obligations in light of increased regulatory scrutiny on responsible AI and human rights due diligence; (2) meeting its stated human rights commitments; and (3) mitigating material risks associated with its AI-driven targeted advertising technology.

As stockholders review the proposal, we direct you to review the following arguments:

•	Advertising is critical to the Company's business. Google’s online advertising accounted for more than 75% of Alphabet’s revenue in 2023 and 2024.[4,5] Alphabet’s ad business, including Google Search, YouTube Ads, and Google Network, has grown significantly in recent years, reaching more than $264 billion in 2024.[6]

•	Regulation on responsible AI and human rights due diligence will impact Alphabet’s operations. It is imperative for Alphabet to ensure it has robust processes in place to reduce its exposure to regulatory risk. Effective human rights due diligence efforts will help Alphabet enhance its compliance to regulation such as the Digital Services Act (“DSA”), the European Union AI Act, and the Corporate Sustainability Due Diligence Directive (“CSDDD”), in which Alphabet’s subsidiaries are in scope.

•	Alphabet has not demonstrated how it ensures alignment with its stated human rights commitment, which explicitly reference the UN Guiding Principles on Business and Human Rights (“UNGPs”). Alphabet has a longstanding, public commitment endorsing the UNGPs. The UNGPs explicitly state that companies must conduct human rights due diligence on their products.

•	Alphabet continues to develop, deploy, and use AI systems that impact its targeted advertising business, without sufficient clarity on its due diligence efforts to manage risk.

1.	Engagement History

Since 2021, the Proponents have been engaging with Alphabet on AI-driven targeted advertising and the existing and potential risks that such technology may pose to the Company and its shareholders.

Timeline of engagement:

•	2022: The Proponents[7] filed a shareholder proposal at Alphabet requesting the Company conduct and disclose a HRIA on a specific targeted advertising technology, Federated Learning of Cohorts (“FLoC”), due to privacy and human rights concerns.[8] The shareholder proposal was withdrawn after the Company rolled back FLoC, and replaced it with another technology, Topics API.[9] The Proponents met with the Company three times to discuss the issues put forth in this shareholder proposal. However, to our knowledge, Alphabet has not implemented the requested HRIA.

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3 “Alphabet Inc. Form 10K,” Alphabet Inc., p.11, https://abc.xyz/assets/77/51/9841ad5c4fbe85b4440c47a4df8d/goog-10-k-2024.pdf.

4 “2023 Annual Report,” Alphabet Inc., April 26, 2024,

https://abc.xyz/assets/52/88/5de1d06943cebc569ee3aa3a6ded/goog023-alphabet-2023-annual-report-web-1.pdf.

5 “Alphabet Announces Fourth Quarter and Fiscal Year 2024 Results,” Alphabet Inc., February 4, 2025, p.2

https://abc.xyz/assets/a3/91/6d1950c148fa84c7d699abe05284/2024q4-alphabet-earnings-release.pdf.

6 “Alphabet Inc. Form 10K,” Alphabet Inc., p.36, https://abc.xyz/assets/77/51/9841ad5c4fbe85b4440c47a4df8d/goog-10-k-2024.pdf.

7 2022: The Proponents include The United Church of Canada Pension Plan represented by SHARE and CommonSpirit Health.

8 Bennett Cyphers, “Google’s FLoC Is a Terrible Idea,” Electronic Frontier Foundation, March 3, 2021,

https://www.eff.org/deeplinks/2021/03/googles-floc-terrible-idea.

9 Emma Roth, “Google abandons FLoC, introduces Topics API to replace tracking cookies,” The Verge, January 25, 2022 https://www.theverge.com/2022/1/25/22900567/google-floc-abandon-topics-api-cookies-tracking.

•	2023/2024: In 2023[10] and 2024,[11] the Proponents filed a similar shareholder proposal at Alphabet requesting the Company to publish a HRIA examining the human rights impacts of Google’s AI-driven targeted advertising policies and practices. Despite the wide support received by the Proposal (47.30% and 48.1% of support from Class A shareholders in 2023 and 2024, respectively), there has not been any visible indication regarding Alphabet’s intention to implement the requested assessment. While the Proponents requested to meet with Alphabet to discuss the Proposal in 2023 and 2024, this request was denied by the Company.
•	2024: Following Alphabet’s 2024 Annual Meeting of Stockholders, in December 2024, the Proponents, alongside more than 30 institutional investors representing over USD$1.5 trillion in assets under management, sent an investor letter to Alphabet calling for a commitment from the Company to implement the HRIA requested in the shareholder proposal. Alphabet has not indicated willingness to address shareholder concerns and has stated that “we are unable to accommodate your request for engagement at this time.”[12]
•	2025: The Proponents[13] have not met with Alphabet on this Proposal in 2025.

2.	Targeted advertising technologies can negatively impact human rights

Algorithmic systems are deployed to enable the delivery of targeted advertisements, determining what users see. However, targeted advertising often results in and exacerbates, systemic discrimination risks, such as racial discrimination,14 and other human rights violations. The human rights risks associated with AI driven advertising – which plays a significant role in Google’s business model – are well documented.15,16 For example, a 2022 article on targeted ads and racial discrimination published by The Center for Critical Race and Digital Studies found that, “Google’s AdSense has been shown to perpetuate racial stereotypes through its suggestive representations within online ads (Sweeney, 2013) while also blocking advertisements attempting to address issues of racism (Mak, 2020).”17

In Alphabet’s Form 10-K, Alphabet itself has stated that, “some uses of AI will present ethical issues and may have broad effects on society[…] Unintended consequences, uses, or customization of our AI tools and systems may negatively affect human rights, privacy, employment, or other social concerns, which may result in claims, lawsuits, brand or reputational harm, and increased regulatory scrutiny, any of which could harm our business, financial condition, and operating results.”18 While in response to this, Alphabet stated that “in order to implement AI responsibly and minimize unintended harmful effects, we have already devoted and will continue to invest significant resources to develop, test, and maintain our products and services,”19 shareholders do not have sufficient clarity on how Alphabet is conducting due diligence to identify, address, and mitigate the aforementioned consequences of its AI tools and systems that may negatively affect human rights.

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10 2023: The Proponents include The United Church of Canada Pension Plan represented by SHARE and CommonSpirit Health.

11 2024: The Proponents include The United Church of Canada Pension Plan represented by SHARE, CommonSpirit Health, and Mercy Investments.

12 Alphabet Inc., email message to SHARE, December 12, 2024.

13 2025: The Proponents include The United Church of Canada Pension Plan represented by SHARE, AkademikerPension, AP Pension, Benedictine Sisters of Mount St Scholastica, CommonSpirit Health, KLP, MN, Mercy Investment Services, Missionary Oblates of Mary Immaculate, US Province, Benedictine Sisters of Cullman, Alabama, Sisters of Charity of Leavenworth.

14 “Algorithmic Discrimination: A Framework and Approach to Auditing & Measuring the Impact of Race-Targeted Digital Advertising,” PolicyLink, May 2023, https://www.policylink.org/resources-tools/algorithmic_discrimination.

15 “Gender Bias in Search Algorithms Has Effect on Users, New Study Finds,” New York University, July 12, 2022, https://www.nyu.edu/about/news-publications/news/2022/july/gender-bias-in-search-algorithms-has-effect-on-users--new-study-.html.

16 Matthew Bui, Ho-Chun Herbert Chang, Charlton Mcllwain, “Targeted Ads - The Infrastructure for Algorithmic Discrimination,” The Center for Critical Race and Digital Studies, November 2022,

https://static1.squarespace.com/static/62191941f0a1203e25aba925/t/6361910966fb5444a210e784/1667338508631/Targeted+Ads.pdf.

17 “Targeted Ads - The Infrastructure for Algorithmic Discrimination.”

18 “Alphabet Inc. Form 10K,” Alphabet Inc., p.16, https://abc.xyz/assets/77/51/9841ad5c4fbe85b4440c47a4df8d/goog-10-k-2024.pdf

19 “Alphabet Inc. Form 10K,” p.16.

For example, in early 2025, Alphabet introduced updates to Performance Max, a Google AI powered targeted advertising product,20 to provide advertisers with “greater precision and flexibility in steering AI to align with specific marketing goals.”21 Shareholders, however, are unclear to what extent Google has conducted any due diligence to identify and address potential human rights risks stemming from these updates.

3.	Alphabet’s existing policies and practices remain insufficient to identify and address material risks

In Alphabet’s opposition statement, Alphabet stated that the Company’s “Human Rights Program, Privacy Program, Publisher Policies, AI Principles, legal compliance efforts, and continued efforts in these areas address the concerns raised by the proponent.”22 However, Alphabet’s existing policies and practices appear to be insufficient to identify, address, and mitigate human rights risks stemming from its AI-driven targeted advertising policies and practices.

For example, while Alphabet’s opposition statement cited that “we have long-standing policies prohibiting personalization based on sensitive categories”,23 a February 2025 investigation by Wired found that Google’s advertising practices “can be used to identify and target specific individuals” and that “Display & Video 360 (DV360), one of the dominant marketing platforms offered by the search giant, is offering companies globally the option of targeting devices in the United States based on lists of internet users believed to suffer from chronic illnesses and financial distress, among other categories of personal data that are ostensibly banned under Google’s public policies.”24

While Alphabet’s opposition statement stated that “[it] pursues AI responsibly throughout the AI development and deployment lifecycle, implementing appropriate human oversight, due diligence, and feedback mechanisms to align with user goals, social responsibility, and widely accepted principles of international law and human rights”,25 an investigation by the Financial Times in August 2024 found that Google targeted ads to 13-17 year-old YouTube users, going against its own stated policies.26 Following the investigation by Financial Times, Google launched an internal investigation into the allegations, and the campaign was cancelled.27 But the fact that this campaign was able to proceed in the first place, despite the Company’s existing policies, illustrates how Alphabet’s existing due diligence processes and human rights governance and management structures may be insufficient to identify, address, and mitigate human rights risks.

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20 “About Performance Max campaigns,” Alphabet Inc., https://support.google.com/google-ads/answer/10724817?hl=en.

21 Matt G. Southern, “Google Ads Introduces Advanced Targeting For Performance Max,” Search Engine Journal, January 23, 2025

https://www.searchenginejournal.com/google-ads-introduces-advanced-targeting-for-performance-max/538101/.

22 “Alphabet: Notice of 2025 Annual Meeting of Stockholders and Proxy Statement,” Alphabet Inc., p.89, https://abc.xyz/assets/7b/19/1cfce14d4a09a8aa9ad8580219b1/pro012701-1-alphabet-courtesy-edgar.pdf.

23 “Alphabet: Notice of 2025 Annual Meeting of Stockholders and Proxy Statement,” p.89.

24 Dell Cameron and Dhruv Mehrotra, “Google Ad-Tech Users Can Target National Security ‘Decision Makers’ and People With Chronic Diseases,” WIRED, February 20, 2025, https://www.wired.com/story/google-dv360-banned-audience-segments-national-security/.

25 “Alphabet: Notice of 2025 Annual Meeting of Stockholders and Proxy Statement,” p.89.

26 Stephen Morris, Hannah Murphy, and Hannah McCarthy, “Google and Meta struck secret ads deal to target teenagers,” Financial Times, August 8, 2024, https://www.ft.com/content/b3bb80f4-4e01-4ce6-8358-f4f8638790f8?utm_source=dlvr.it&utm_medium=twitter.

27 Morris, Murphy, and McCarthy, “Google and Meta struck secret ads deal to target teenagers.”

The Proposal also follows Google’s removal of a passage in its AI Principles that previously stated that “AI applications we will not pursue, [include] technologies that cause or are likely to cause overall harm.”28 Google’s previous iteration of the AI Principles included guidance on technology used for weapons or surveillance.29 Former Google employees believe that “removing “harm” clause may have implications for the type of work Google will pursue.”30 While the impact of Google’s amended AI Principles remain to be seen on Alphabet’s broader approach to its AI-driven targeted advertising practices, the rollback of Google’s responsible AI commitments may impact the Company’s ability to develop, deploy, and use AI technologies to ensure its advertising practices do not have adverse human rights impacts on users and other stakeholders.

Google has previously published a summary of a third-party HRIA of a celebrity facial recognition algorithm.31 Its targeted ad systems, which affect billions, merit at least the same level of due diligence and public disclosure, particularly as Google’s peers develop new approaches to targeting advertisements.32,33

Alphabet’s peers also see HRIAs as a risk management tool to identify, address, and mitigate salient and material human rights risks. For example:

•	In April 2023, Twitch, a subsidiary of Amazon, published a HRIA focusing on the human rights most relevant to its platform policy, partnerships, and impacts (including safety operations).[34,35]
•	In June 2023, Microsoft published a HRIA on the impact of Microsoft's cloud and artificial intelligence technologies, in response to shareholder’s request.[36,37]
•	Meta Platforms (“Meta”) conducted several HRIAs covering human rights impacts in higher risk regions where Meta operates. Some of Meta’s HRIAs evaluated the effectiveness of Meta’s AI tools.[38] In response to HRIA recommendations, Meta has implemented special safeguards in place to protect users, including minors.[39]

4.	Regulatory scrutiny on responsible AI and human rights due diligence

As regulatory obligations grow globally to ensure the ethical development, deployment, and use of AI, companies with a global footprint, like Alphabet, are increasingly exposed to the risk of non-compliance due to the evolving nature of legal and policy frameworks. A proactive and robust approach to human rights due diligence will better position Alphabet to meet emerging global regulatory requirements, including strengthened compliance with the DSA, the EU AI Act, and the CSDDD, in which a number of Alphabet’s subsidiaries are in scope. Non-compliance to regulation may lead to financial penalties, reputational risk, as well as operational disruptions. Most recently, Google failed to roll out its Search-integrated AI feature, AI Overviews, across Europe as there are issues with regulatory uncertainty and regulatory compliance.40,41 Failure for Alphabet to ensure compliance with regulation, such as the DSA and the EU AI Act may expose the Company, and its shareholders, to material risk. For example, “if the Commission definitely establishes a breach of the DSA, it may adopt a decision imposing fines up to 6% of the global turnover.”42

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28 Julia Love, Olivia Solon, and Davey Alba, “Google Removes Language on Weapons From Public AI Principles,” Bloomberg, February 4, 2025 https://www.bloomberg.com/news/articles/2025-02-04/google-removes-language-on-weapons-from-public-ai-principles.

29 Ramishah Maruf, “Google erases promise not to use AI technology for weapons or surveillance,” CNN, February 4, 2025

https://www.cnn.com/2025/02/04/business/google-ai-weapons-surveillance/index.html.

30 Love, Solon, and Alba, “Google Removes Language on Weapons From Public AI Principles.”

31 “Google Celebrity Recognition API Human Rights Assessment,” BSR, October 2019,

https://services.google.com/fh/files/blogs/bsr-google-cr-api-hria-executive-summary.pdf.

32 “Updates to detailed targeted,” Meta Platforms, Inc., accessed April 29, 2025, https://www.facebook.com/business/help/458835214668072.

33 “Changes coming to Targeting,” TikTok, February 2025, https://ads.tiktok.com/help/article/changes-coming-to-targeting?lang=en.

34 “Twitch Human Rights Impact Assessment,” BSR, April 2023

https://www.bsr.org/reports/BSR-Twitch-Human-Rights-Impact-Assessment-Report_2.pdf.

35 “We Did a Human Rights Impact Assessment. Here’s What We’re Doing Next,” Twitch, April 18, 2023

https://safety.twitch.tv/s/article/Twitch-HRIA-2022?language=en_US.

36 “A Human Rights Impact Assessment of Microsoft's Enterprise Cloud and AI Technologies Licensed to U.S. Law Enforcement Agencies,” Foley Hoag, June 2023, https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Human-Rights-Impact-Assessment-Licensed-Technologies.pdf.

37 “Taking on human rights due diligence,” Microsoft Corporation, October 20, 2021

https://blogs.microsoft.com/on-the-issues/2021/10/20/taking-on-human-rights-due-diligence/.

38 “Facebook in Myanmar: Human Rights Impact Assessment,” BSR, October 2018, P.5, P.21, P.28

https://about.fb.com/wp-content/uploads/2018/11/bsr-facebook-myanmar-hria_final.pdf.

39 “Meta Response: Philippines Human Rights Impact Assessment,” Meta Platforms Inc., December 2021, P.27, P.40

https://about.fb.com/wp-content/uploads/2021/12/Meta-Response_Philippines-Human-Rights-Impact-Assessment.pdf.

40 Cynthia Kroet, “No downside for EU consumers from blocking tech giants' AI tools, civil society claims,” Euro News, April 7, 2025

https://www.euronews.com/next/2025/04/07/blocking-tech-giants-ai-tools-no-downside-for-eu-consumers-claims-civil-society.

41 Kelvin Chan,“Google’s AI model faces European Union scrutiny from privacy watchdog,” Associated Press News, September 12, 2024

https://apnews.com/article/google-ireland-european-union-data-privacy-artificial-intelligence-e0bb5f7d38653724ba65e5d6c30266f7.

42 “The enforcement framework under the Digital Services Act,” European Commission, February 12, 2025

https://digital-strategy.ec.europa.eu/en/policies/dsa-enforcement.

Last year, LinkedIn Ireland, a subsidiary of Microsoft, was fined €310 million for its targeted advertising technology following a complaint initially made to the French Data Protection Authority.43 Alphabet may be exposed to similar regulatory risks if the Company does not implement appropriate due diligence measures to identify, address, and mitigate risks associated with its AI-driven targeted advertising practices.

5.	Legal risk and lawsuits

Beyond the risk of regulatory non-compliance, Alphabet also faces increasing legal risk relating to its AI business practices. In the past, Alphabet has been subjected to legal issues over its targeted advertising and data collection practices and policies, which have resulted in significant financial penalties.44,45 As reliance on AI technologies continues to grow, insufficient human rights due diligence may become even more vulnerable to lawsuits alleging harm to users, violations of privacy laws, or discriminatory outcomes from AI systems.

In its 2024 Form 10-K, Alphabet reported that “the U.S. Department of Justice (DOJ), various U.S. states, and other plaintiffs have filed, and may continue to file in the future, several antitrust lawsuits about various aspects of our business, including our advertising technologies and practices[...] Furthermore, in December 2020, several State Attorneys General, led by the Texas Attorney General, filed an antitrust lawsuit in the U.S. District Court for the Eastern District of Texas alleging that Google violated antitrust and other laws relating to its advertising technology. This case is set for trial in March 2025, and we could face significant civil penalties. In January 2023, the DOJ and several Attorneys General sued in the Eastern District of Virginia alleging similar antitrust violations relating to Google’s advertising technology. Trial in the DOJ matter concluded in September 2024 with a decision expected in early 2025. If we are unsuccessful, we could face an order on remedies that could harm our business, reputation, financial condition, and operating results. In addition to these regulatory proceedings, private individual and collective actions that overlap with claims pursued by regulators are pending in the U.S. and in several other jurisdictions.”46

In April 2025, plaintiffs filed a lawsuit against Alphabet alleging Google violated the Fourth and Fourteenth Amendments, the Federal Wiretap Act, and the California Invasion of Privacy Act.47 The lawsuit alleges that Google “doesn’t disclose that it embeds hidden tracking technology in its Chrome browser that creates a child’s unique digital “fingerprint,” the plaintiffs said. The fingerprint allows Google to “to track a child even when she or her school administrator has disabled cookies or is using technologies designed to block third-party cookies” where “Google allegedly uses that data to fuel its own commercial products and sells it to third parties including other education technology companies.”48

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43 “Irish Data Protection Commission fines LinkedIn Ireland €310 million,” The Data Protection Commission, October 2024,

https://www.dataprotection.ie/en/news-media/press-releases/irish-data-protection-commission-fines-linkedin-ireland-eu310-million.

44 Andrew Serwin, “Google to pay $29.5 million to Indiana and District of Columbia to settle location privacy suits,” DLA Piper, January 2023,

https://www.dlapiper.com/en-cz/insights/publications/2023/01/google-to-pay-295-million-to-indiana-and-district-of-columbia-to-settle-location-privacy-suits.

45 “Attorney General Josh Shapiro Announces $391 Million Settlement with Google Over Location Tracking Practices,” Pennsylvania Office of Attorney General, November 14, 2022, https://www.attorneygeneral.gov/taking-action/attorney-general-josh-shapiro-announces-391-million-settlement-with-google-over-location-tracking-practices/.

46 “Alphabet Inc. Form 10K,” p.20.

47 Isaiah Poritz,“Google Hit With Lawsuit Over Data Collection on School Kids,” Bloomberg Law, April 7, 2025

https://news.bloomberglaw.com/litigation/google-hit-with-privacy-suit-over-data-collection-on-school-kids

48 Poritz,“Google Hit With Lawsuit Over Data Collection on School Kids.”

Investors see the legal risks of targeted advertising technology, if due diligence efforts are insufficient. For example, Alphabet’s peer Meta Platforms recently agreed to stop targeting ads to an individual user using personal data after the user filed a lawsuit against Meta Platforms.49 Alphabet may be exposed to similar legal risks if the Company does not implement appropriate due diligence measures to identify, address, and mitigate risks associated with its AI-driven targeted advertising practices.

For these reasons, we urge Alphabet’s stockholders to vote FOR PROPOSAL NUMBER 12 Regarding Human Rights Impact Assessment of Targeted Ad Policies.

Any questions regarding this exempt solicitation or Proposal Number 12 should be directed to Juana Lee, Associate Director, Corporate Engagement at SHARE at jlee@share.ca.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARDS.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

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49 Grace Dean,“Facebook to stop targeting ads at UK woman after legal fight,” March 22, BBC News, https://www.bbc.com/news/articles/c1en1yjv4dpo.